FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

July 26, 2007

Commission File Number: 333-119497

MECHEL OAO
(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,
Moscow 125167
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES COMMISSIONING OF NEW MINING MACHINES AT SOUTHERN KUZBASS OAO

Mezhdurechensk, Russia — July 26, 2007, — Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces the commissioning of new mining machines at the open pit mines of its coal mining subsidiary, Southern Kuzbass OAO.  The commissioning of the new machines will allow Mechel to increase efficiency of coal mining and reduce production costs.

The new machines were put into operation in line with the technical re-equipment program of Southern Kuzbass OAO. Two new hydraulic backhoe type excavators with 11 cubic meter bucket capacity were put into operation at Krasnogorsk and Sibirginsk open pit mines.  The total cost of the machines was approximately RUR178.0 million (about US$7.0 million).

The newly commissioned Liebherr R-994 excavators are designed for more complete and selective coal seam extraction with an open cast method of coal mining at lower levels, for water drainage and road construction. The excavators require only half the number of workers to operate as compared with other models of backhoe type excavators, which is expected to result in increased labor productivity. In addition, the commissioning of the new machines will enable reduced operational losses of coal by 2% to 4%, increased coal output, and reduced risk of environment pollution.

Similar model excavators are successfully used at Mechel’s Korshunov Mining Plant subsidiary.  Mechel plans to commission similar machines at other open pit mines at Southern Kuzbass OAO, Olzherassk and Krasnogorsk in September of this year.

The renewal of equipment at Southern Kuzbass OAO is part of Mechel’s long-term capital expenditure program, which is aimed at increasing coal output to 25 million tonnes by 2010.  In line with Mechel’s plans, investments in developing Southern Kuzbass will amount to approximately US$700.0 million in the period from 2007 to 2011.

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Mechel OAO
Alexey Sotskov
Head of PR Office
Phone: 7-495-221-88-88
alexey.sotskov@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date:  July 26, 2007